Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of Encore Acquisition Company for the registration of senior debt securities, subordinated debt securities, preferred stock, and common stock and to the incorporation by reference therein of our reports dated February 24, 2009, with respect to the consolidated financial statements of Encore Acquisition Company, and the effectiveness of internal control over financial reporting of Encore Acquisition Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Fort Worth, Texas
April 22, 2009